Pernod Ricard

RECEIVED

2004 APR 22 A 9:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024510

AP/CE119.2004

Paris, April 15, 2004

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Ref : 82-3361
Subject : Exemption Request for ADR'S under Rule 12g3-2 (b)

SUPPL

Dear Mrs KUNG,

You will find, hereafter, notice of "Avis de Convocation" referring to our next Joint Ordinary and Extraordinary Shareholder's Meeting which will be held on :

Monday, the 17th of May, 2004

This notice will be published in the BALO of Wednesday, the 21st of April, 2004.

We wish you a good receipt of it.

Yours sincerely,

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Vice-President, Finance

Emmanuel BABEAU

dlw 4/22

Cc : L. BARAGNON
A. PERNOD
Ian FITZSIMONS

Encl. : 3 pages

AP/CE/109.2004 – AGM 17.05.2004
14/04/2004

PERNOD RICARD
Société Anonyme au capital de 218 500 651,10 Euros
Siège Social : 12, place des Etats-Unis - 75116 PARIS
582 041 943 R.C.S. Paris

AVIS DE CONVOCATION
D'ASSEMBLEE GÉNÉRALE MIXTE

Les Actionnaires sont informés, en application des dispositions de l'article 123 du décret n°67-236 du 23 mars 1967, qu'ils sont convoqués pour le :

Lundi 17 mai 2004

Galerie du Carrousel du Louvre
99, rue de Rivoli
75001 PARIS

En Assemblée Générale Mixte, à 10 h 45, à l'effet de délibérer sur l'ordre du jour suivant :

1/ Ordre du jour à caractère ordinaire

- Rapport de gestion du Conseil d'Administration et rapports des Commissaires aux Comptes concernant l'exercice clos le 31 décembre 2003, approbation des bilans, comptes et annexes présentés.
- Approbation des comptes consolidés, quitus au Conseil d'Administration.
- Affectation et répartition des résultats ; fixation des dividendes.
- Approbation des conventions réglementées.
- Renouvellement du mandat d'un administrateur.
- Nomination de deux nouveaux administrateurs.
- Renouvellement du mandat d'un Commissaire aux Comptes titulaire.
- Constatation de la démission d'un Commissaire aux Comptes suppléant et nomination d'un nouveau Commissaire aux Comptes suppléant en remplacement

- Non renouvellement du mandat d'un Commissaire aux Comptes suppléant.

- Fixation des jetons de présence alloués au Conseil d'Administration.

- Autorisation à donner au Conseil d'Administration à l'effet d'acheter les propres actions de la société dans les limites fixées par l'article L.225-209 du Code de commerce.

- Autorisation à donner au Conseil d'Administration à l'effet d'émettre des obligations.

2/ <u>Ordre du jour à caractère extraordinaire</u>

- Prorogation de six mois de la durée de l'exercice en cours. Fixation des dates d'ouverture et de clôture des exercices suivants. Modifications statutaires correspondantes.

- Modification du nombre maximum d'Administrateurs susceptibles de composer le Conseil d'Administration, fixation de la durée de leurs mandats et modifications statutaires correspondantes.

- Mise en harmonie des statuts avec la loi de Sécurité Financière du 1er août 2003.

- Autorisation à donner au Conseil d'Administration à l'effet d'annuler les propres actions de la société acquises par elle en application de l'article L.225-209 du Code de commerce.

- Autorisation à donner au Conseil d'Administration à l'effet de consentir des options de souscription et/ou d'achat d'actions.

- Délégation de pouvoirs à donner au Conseil d'Administration à l'effet de procéder à l'augmentation du capital, soit par émission, avec maintien du droit préférentiel de souscription, d'actions et/ou de valeurs mobilières donnant accès au capital de la société, soit par incorporation de réserves, primes et bénéfices.

- Délégation de pouvoirs à donner au Conseil d'Administration à l'effet de procéder à l'augmentation du capital par émission, avec suppression du droit préférentiel de souscription, d'actions et/ou de valeurs mobilières donnant accès au capital de la société.

- Suspension des délégations de pouvoirs conférées au Conseil d'Administration à l'effet de procéder à l'augmentation de capital en période d'offre publique d'achat ou d'échange sur les titres de la société, sauf pour les opérations approuvées dans leur principe et annoncées au marché antérieurement au dépôt de l'offre.

- Pouvoirs en vue de l'accomplissement des formalités requises.

Conformément à la loi, tous les Actionnaires pourront assister, se faire représenter ou voter par correspondance à l'Assemblée Générale Mixte.

Les propriétaires d'actions au porteur désirant assister, se faire représenter ou voter par correspondance à l'Assemblée ci-dessus devront faire immobiliser leurs titres, cinq jours francs avant la date de l'Assemblée auprès de la Société PERNOD RICARD, 12, place des Etats-Unis, Paris (16ème), ou auprès des établissements ci-après :

- SOCIETE GÉNÉRALE	29, boulevard Haussmann, PARIS (9e)
- BNP/PARIBAS	16, boulevard des Italiens, PARIS (9e)
- CRÉDIT LYONNAIS	19, boulevard des Italiens, PARIS (2e)
- CRÉDIT DU NORD	59, boulevard Haussmann, PARIS (8e)
- CRÉDIT COMMERCIAL DE FRANCE	103, avenue des Champs-Elysées, PARIS (8e)
- SOCIÉTE MARSEILLAISE DE CREDIT	75, rue Paradis, MARSEILLE - 13006
- CRÉDIT AGRICOLE INV.	9, quai du Président Paul Doumer, 92220 PARIS LA DEFENSE
- CAISSE DES DÉPÔTS ET CONSIGNATIONS	56, rue de Lille, PARIS (7e)

et dans toutes les Agences de Paris et de Province de ces établissements, ou auprès de l'établissement financier dépositaire des titres.

Les titulaires d'actions nominatives, depuis cinq jours au moins avant la date de l'Assemblée pourront y assister, s'y faire représenter ou voter par correspondance sans aucune formalité.

Les formulaires de vote par correspondance pourront être obtenus au Siège de la Société.

Les votes par correspondance ne seront pris en compte que pour les formulaires parvenus à la SOCIÉTÉ GÉNÉRALE ou au Siège de la Société PERNOD RICARD dans un délai de trois jours au moins avant l'Assemblée.

Les cartes d'admission à l'Assemblée ci-dessus seront adressées à tout actionnaire qui en fera la demande au Siège de la Société, 12, place des Etats-Unis à Paris (16e), ou dans un des établissements bancaires qui précèdent, en produisant, si les titres sont au porteur, une attestation d'immobilisation dans les conditions indiquées ci-dessus.